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                          August 13, 2021

       Natasha Giordano
       Chief Executive Officer
       PLx Pharma Inc.
       9 Fishers Lane Suite E
       Sparta, New Jersey 07871

                                                        Re: PLx Pharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 6,
2021
                                                            File No. 333-258540

       Dear Ms. Giordano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-6001 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert Friedman, Esq.